FORM RW


Commission File Number 1-10190-0
b-Fast Corp.

(Exact name of registrant as specified in its charter)

660 Newtown - Yardley Road
           Newtown, Pennsylvania 18940
(215) 860-5600

(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


Please withdraw Form 10-12B which was filed in error.